Exhibit 99.12

EXPERT CONSENT

The undersigned hereby consents to (i) the filing of the written disclosure regarding the technical report entitled “Prairie Creek Property Northwest Territories, Canada Technical Report for Canadian Zinc Corporation” with an effective date of June 15, 2012 and other mineral resource and reserve information pertaining to the Prairie Creek Property in the Annual Information Form (the “AIF”) for the year ended December 31, 2013 of Canadian Zinc Corporation (the “Company”) and in the Management Discussion & Analysis for the year ended December 31, 2013 of the Company (the “MD&A), and (ii) the use of the name, AMC Mining Consultants Ltd., in the AIF, the MD&A and the Annual Report on Form 40-F of the Company for the year ended December 31, 2013 being filed with the United States Securities and Exchange Commission and any amendments thereto incorporating by reference the Company’s AIF, and MD&A.

Dated this 20th day of March, 2014.

AMC Mining Consultants Ltd.

/s/ AMC Mining Consultants Ltd.